FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

September 29, 2008

Item 3.	News Release
On September 29, 2008, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

September 29, 2008, TAG Oil Ltd. announced today that, it has achieved Tier 1 status on the TSX Venture Exchange.

Item 5.	Full Description of Material Change

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that, it has achieved Tier 1 status on the TSX Venture Exchange.

As defined in TSXV Policy 2.1, Tier 1 is the TSX Venture Exchanges premier tier and is reserved for the most advanced listed companies with the most significant financial resources. Tier 1 listed companies also benefit from decreased filing requirements and improved service standards.

TAG Oil Ltd. is an international oil and gas production and exploration company with holdings in the emerging Taranaki Basin, New Zealand. TAG is poised to grow through existing profitability, and through development and exploration on the Company’s high-graded onshore Taranaki acreage.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change. Garth Johnson, CEO (604) 609-3350

Item 9.	Date of Report

September 29, 2008